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February 17, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:    J.P. Morgan Mutual Fund Select Trust (the "Trust")
                (File Nos. 333-13319/811-07841)
                Withdrawal of Post-Effective Amendments Nos. 17, 18 and 20

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests the withdrawal of Post-Effective Amendment No. 17 (filed as a 485APOS on October 29, 2004 -- Accession No. 0001047469-04-032484), Post-Effective Amendment No. 18 (filed as a 485BXT on December 28, 2004 -- Accession No. 0001047469-04-038447), and Post-Effective Amendment No. 20 (filed as a 485BXT on January 24, 2005 -- Accession No. 0001047469-05-001362) to the Trust's
Registration Statement on Form N-1A (together, the "Amendments"). Post-Effective Amendment No. 17 was filed for the purpose of registering an additional share class to round out product offerings. Post-Effective Amendments Nos. 18 and 20 were filed solely for the purpose of extending the effective date of Post-Effective Amendment No. 17.

         Since the Amendments were filed, shareholders of each series of the Trust have met and each series of the Trust has approved either a merger or shell reorganization transaction pursuant to which each of the respective series will be reorganized as series of J.P. Morgan Mutual Fund Series effective after the close of business on February 18, 2005. Following those transactions, the form of prospectus and statement of additional information included in the Amendments will no longer be required. As a result, the Trust is requesting withdrawal of the Amendments. The Trust confirms that it has not sold any shares using the form of prospectus included in the Amendments.

         If you have any questions regarding this request, please call me at 212.837.1711.

Sincerely,

/s/ Avery P. Maher
---------------------------
Avery P. Maher
Assistant Secretary
J.P. Morgan Mutual Fund Select Trust